Filed by Novellus Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Novellus Systems, Inc.

Commission File No.: 000-17157

Registration Statement No.: 333-179267

Excerpt from transcript of Novellus Systems, Inc. earnings call – February 2, 2012

Rick Hill - Novellus Systems Inc - Chairman and CEO

So, in closing, in the event that this is our last conference call, I would like to thank all of you for your support of me over the last 19 years. And, I’m confident that the combination of Lam and Novellus will create the most technologically and financially successful semiconductor capital equipment company in the industry.

I have full confidence in both Tim Archer and Martin Anstice to continue the strong performance of both Lam and Novellus in a combined entity that’s been waited for, for the last 19 years. I also want to thank all the employees of Novellus who have been unwavering in their commitment and dedication to making Novellus one of the premier companies in the semiconductor equipment industry.

And, deservedly, are recognized as the best in the industry. So, again, thank you very, very much for your strong support. And, potentially we’ll see you in one more call. But, if the transaction closes early, my best wishes to all of you. And, with that, I’ll open it up for any questions you might have.

Terence Whalen - Citigroup - Analyst

Hello. Good afternoon and thanks for taking the question. This one is for Rick. Rick, when I look at the proxy filed recently and I look at Novellus’ management case, I’m looking at the revenue line specifically. It’s projecting $1.45 billion revenue in ‘12.

And then, really accelerating strongly into ‘13 to the $2 billion level. My question is, what sort of underlying assumptions, both in terms of WFE capture and overall WFB do you use in that projection? And, what fundamentally do you see to support that level of acceleration in 2013? Thank you.

Rick Hill - Novellus Systems Inc - Chairman and CEO

So, I’m going to let Tim answer that question, because we actually presented those — that case at SEMICON West. So, that’s not a new case for anybody in the industry. And, if anything, we become more convinced that it’s doable. And, Tim’s got the details to the extent he wants to share and what he can share.

Tim Archer - Novellus Systems Inc - COO

Sure. We — at SEMICON West last year, as Rick said, we did lay out the build to that 2013 $2 billion number. And, it does comprehend the consensus view right now that 2013 will be a strong year for WFB.

As we highlighted, we think that memory both in NAND and eventually in DRAM, that spending does come back. And, that spending will be additive to continued investments that are made in both the Logic and Foundry space. So, there is a market tailwind in the 2013 timeframe.

But, more importantly for Novellus’ growth, both in 2012 and 2013 that is even faster than that market growth, has to do with the focus that we’ve placed on a couple of adjacent markets for us. The most important being the move into the 3D advanced packaging space, which two years ago was a business that Novellus didn’t participate in at all.

It is a market that’s growing 20% to 30% a year. And, at SEMICON West last year, we highlighted that would be as much as $700 million new Sam opportunity for Novellus by around the 2015 timeframe. It utilizes technology where we’ve done very well in copper electroplating in the front end inner connect space. And, already we see tremendous penetration into that market. And, 2012 revenues — shipments and revenues will benefit from that space.

The other big driver in 2013 is, Rick’s mentioned almost on every single call, the fact that we are strong believers that 3D NAND is a technology that will come online very soon. And, will be a key enabler for a pretty rapid expansion of NAND consumption in all manners of consumer devices and PCs. And so, Novellus is very well positioned in both our PECVD and tungsten and dry strip products to participate in the 3D NAND technology.

We showed that if you compare Novellus’ opportunity, comparing a 2D NAND to 3D NAND device, Novellus’ opportunity grows 30% for the exact same bit growth rate. And so, we think we have the technology. We have the development tool of record placements already in 3D. And, we expect that to start to ramp in 2013. And then, beyond that, there’s additional improvements we laid out.

Our install base has continued to grow as we’ve done better. Shipments have increased over the last few years. And, we’ve increased our after-market sales business to leverage that growing install base. And so, we layer in some additional growth in our after-market sales business to our install base.

Rick Hill - Novellus Systems Inc - Chairman and CEO

Well, again, thank you very much for joining us on the 2011 year end conference call. We appreciate all your support through the years. And, we’re confident that the combination of Lam and Novellus will be a very, very strong company and a great investment for all of you in the future. So, thank you, very much. I appreciate it.

How to Find Further Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, Lam Research Corporation (“Lam Research”) has filed with the SEC a registration statement on Form S-4 (File No. 333-179267) that includes a preliminary joint proxy statement of Lam Research and Novellus Systems, Inc. (“Novellus” or “Novellus Systems”) that also constitutes a preliminary prospectus of Lam Research. Lam Research and Novellus Systems will furnish the definitive version of the joint proxy statement/prospectus and other relevant documents to their respective security holders in connection with the proposed merger of Lam Research and Novellus Systems. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, WE URGE SECURITY HOLDERS AND INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT LAM RESEARCH AND NOVELLUS SYSTEMS AND THE PROPOSED MERGER. The proposals for the merger will be made solely through the definitive version of the joint proxy statement/prospectus. In addition, a copy of the joint proxy statement/prospectus may be obtained free of charge from Lam Research Corporation, Investor Relations, 4650 Cushing Parkway, Fremont, CA 94538-6401, or from Novellus Systems, Investor Relations, 4000 North First Street, San Jose, CA 95134. Security holders will be able to obtain, free of charge, copies of the joint proxy statement/prospectus and S-4 Registration Statement and any other documents filed by Lam Research or Novellus Systems with the SEC in connection with the proposed merger at the SEC’s website at http://www.sec.gov, and at the companies’ websites at www.LamResearch.com and www.Novellus.com, respectively.

Forward-Looking Statements

This announcement contains, or may contain, “forward-looking statements” concerning Lam Research and Novellus Systems (together such companies and their subsidiaries being the “Merged Company”), which are subject to the safe harbor provisions created by the Private Securities Litigation Reform Act of 1995. Generally, the words “believe,” “anticipate,” “expect,” “may,” “should,” “could,” and other future-oriented terms identify forward-looking statements. Forward-looking statements include, but are not limited to, (i) our expectations and beliefs as to various factors, demand drivers, and demand drivers that are fueling the current cycle, (ii) the value and productivity of our products, (iii) the forecasted new bookings and shipment volumes, revenue, gross margin, and earnings per share targets for the first quarter of 2012, (iv) our tax rate for the first quarter of 2012, (v) our belief that developing the right products at the right time positions us for the next wave of technology transitions in the semiconductor industry; (vi) statements regarding the merger, including expected timing and benefit, (vii) our expectation that the merger will create a semiconductor equipment company that leads the development of next-generation semiconductor manufacturing technology; and (viii) statements relating to the expected impact for customers and their perceptions of the merger and any assumptions underlying any of the foregoing statements.

These forward-looking statements are based upon the current beliefs and expectations of the management of Novellus Systems and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Novellus Systems’ ability to control or estimate precisely and include, without limitation: the ability to obtain governmental or stockholder approvals of the merger or to satisfy other conditions to the merger on the proposed terms and timeframe; the effects of litigation, or potential litigation in connection with the merger or otherwise; possibility that the merger does not close when expected or at all, or that the companies may be required to modify aspects of the merger to achieve regulatory approval; the ability to realize the expected synergies or other benefits from the transaction in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the merger; the ability to integrate Novellus Systems’ and Lam Research’s businesses in a timely and cost-efficient manner; uncertainties in the global economy and credit markets; unanticipated trends with respect to the cyclicality of the semiconductor industry; and rates of change in, future shipments, margins, market share, capital expenditures, revenue and operating expenses generally; volatility in quarterly results and in the stock price of the Merged Company; customer requirements and the ability to satisfy those requirements; customer capital spending and their demand for the Merged Company’s products; the ability to defend the Merged Company’s market share and to gain new market share; anticipated growth in the industry and the total market for wafer-fabrication and support equipment and the Merged Company’s growth relative to such growth; levels of research and development expenditures; the estimates made, and the accruals recorded, in order to implement critical accounting policies (including but not limited to the adequacy of prior tax payments, future tax liabilities and the adequacy of the Merged Company’s accruals relating to them); access to capital markets; the ability to manage and grow the Merged Company’s cash position; the sufficiency of the Merged Company’s financial resources to support future business activities (including but not limited to the repurchase program, operations, investments, debt service requirements and capital expenditures); inventory levels and inventory valuation adjustments; the impact of legal proceedings; unexpected shipment delays which adversely impact shipment volumes; inaccuracies related to the timing and satisfaction of remaining obligations related to vacated leases; the inability to recover the amortized cost of investments in auction-rate securities, market changes negatively affecting auction-rate securities and the government’s inability to guarantee the underlying securities; the inability to enforce the Merged Company’s patents and protect its trade secrets; and other risks and uncertainties, including those detailed in the registration statement on form S-4, and those additional risks and uncertainties detailed from time to time in Novellus Systems’ periodic reports (whether under the caption Risk Factors or Forward Looking Statements or elsewhere). Novellus Systems cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither Novellus Systems nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Novellus Systems or the Merged Company, following the implementation of the merger or otherwise. No statement in this announcement should be interpreted to mean that the earnings per share, profits, margins or cash flows of the Merged Company for the current or future financial years would necessarily match or exceed the historical published figures.

Participants in the Solicitation

The directors and executive officers of Lam Research and Novellus Systems may be deemed to be participants in the solicitation of proxies in connection with the approval of the proposed transaction. Lam Research has filed with the SEC a registration statement on Form S-4 (File No. 333-179267) that includes the preliminary version of the joint proxy statement/prospectus. Information regarding Lam Research’s directors and executive officers and their respective interests in Lam Research by security holdings or otherwise is available in the joint proxy statement/ prospectus, its Annual Report on Form 10-K filed with the SEC on August 19, 2011 and its Proxy Statement on Schedule 14A filed with the SEC on September 19, 2011. Information regarding Novellus Systems’ directors and executive officers and their respective interests in Novellus Systems by security holdings or otherwise is available in its Annual Report on Form 10-K filed with the SEC on February 25, 2011 and its Proxy Statement on Schedule 14A filed with the SEC on April 8, 2011. Additional information regarding the interests of such potential participants is or will be included in the joint proxy statement/prospectus and registration statement, and other relevant materials to be filed with the SEC, when they become available, including in connection with the solicitation of proxies to approve the proposed transaction.